FORM NRSRO

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APPLICATION FOR REGISTRATION AS A NATIONALLY RECOGNIZED STATISTICAL RATING ORGANIZATION (NRSRO)

SEC 1541 (1-15)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1

**APPLICATION FOR REGISTRATION AS A
NATIONALLY RECOGNIZED
STATISTICAL RATING ORGANIZATION (NRSRO)**

☐ INITIAL APPLICATION   ☑ ANNUAL CERTIFICATION

☐ APPLICATION TO ADD CLASS   ☐ UPDATE OF REGISTRATION
    OF CREDIT RATINGS   Items and/or Exhibits Amended:
                                 Item 9, exhibits 1,3,4,5,6,7,8

☐ APPLICATION SUPPLEMENT
    Items and/or Exhibits Supplemented:

                                 ☐ WITHDRAWAL FROM REGISTRATION

Important: Refer to Form NRSRO Instructions for General Instructions, Item-by-Item Instructions, an Explanation of Terms, and the Disclosure Reporting Page (NRSRO). "You" and "your" mean the person filing or furnishing, as applicable, this Form NRSRO. "Applicant" and "NRSRO" mean the person filing or furnishing, as applicable, this Form NRSRO and any credit rating affiliate identified in Item 3.

1.   **A.** Your full name:

      HR Ratings de Mexico, S.A. de C.V.

    B. (i) Name under which your credit rating business is primarily conducted, if different from Item 1A:
      HR Ratings

    (ii) Any other name under which your credit rating business is conducted and where it is used (other than the name of a credit rating affiliate identified in Item 3):
     None

    C. Address of your principal office (do not use a P.O. Box):

Av. Prolongacion Paseo de la Reforma 1015 Torre A Piso 3 Mexico	DF	01210
(Number and Street) (City)	(State/Country)	(Zip/Postal Code)

    D. Mailing address, if different:

N/A		
(Number and Street) (City)	(State/Country)	(Zip/Postal Code)

    E. Contact person (See Instructions):

Claudia Ramírez Mingramm   Head Compliance Officer

(Name and Title)

Av. Prolongacion Paseo de la Reforma 1015 Torre A Piso 3 Mexico	DF	01210
(Number and Street) (City)	(State/Country)	(Zip/Postal Code)

CERTIFICATION:

The undersigned has executed this Form NRSRO on behalf of, and on the authority of, the Applicant/NRSRO. The undersigned, on behalf of the Applicant/NRSRO, represents that the information and statements contained in this Form, including Exhibits and attachments, all of which are part of this Form, are accurate in all significant respects. If this is an ANNUAL CERTIFICATION, the undersigned, on behalf of the NRSRO, represents that the NRSRO's application on Form NRSRO, as amended, is accurate in all significant respects.

3/29/2016   HR Ratings

_____   _____
(Date)   (Name of the Applicant/NRSRO)

By: _____   Fernando Montes de Oca Gatica, Chief Executive Officer

Fernando Montes de Oca *(Digitally signed by Fernando Montes de Oca DN: cn=Fernando Montes de Oca, o=HR Ratings, ou=HR Ratings, email=fernando.montesdeoca@hrratings.com, c=MX Date: 2015.02.10 12:38:23 -06'00')*

(Signature)   (Print Name and Title)

2.   **A.**   Your legal status:

       ☑ Corporation   ☐ Limited Liability Company   ☐ Partnership   ☐ Other (specify) _____

   B.   Month and day of your fiscal year end: December, 31 _____

   C.   Place and date of your formation (i.e., state or country where you were incorporated, where your partnership agreement was filed, or where you otherwise were formed):

       State/Country of formation: Mexico _____   Date of formation: June 22, 2007 _____

3.   Your credit rating affiliates (See Instructions):

       N/A

       _____   _____
       (Name)   (Address)

       _____   _____
       (Name)   (Address)

       _____   _____
       (Name)   (Address)

       _____   _____
       (Name)   (Address)

       _____   _____
       (Name)   (Address)

4.   The designated compliance officer of the Applicant/NRSRO (See Instructions):

       Claudia Ramirez Mingramm   Head Compliance Officer
       _____
       (Name and Title)

       Av. Prolongacion Paseo de la Reforma 1015, Torre A, Piso 3   Mexico   D.F   01210
       _____
       (Number and Street)   (City)   (State/Country)   (Postal Code)

5.   Describe in detail how this Form NRSRO and Exhibits 1 through 9 to this Form NRSRO will be made publicly and freely available on an easily accessible portion of the corporate Internet website of the Applicant/NRSRO (See Instructions):

       Form NRSRO Item 9 Exhibits 1through 9 will be publicly and freely

       available at http://www.hrratings.com

       _____

       _____

6.   **COMPLETE ITEM 6 ONLY IF THIS IS AN INITIAL APPLICATION, APPLICATION SUPPLEMENT, OR APPLICATION TO ADD A CLASS OF CREDIT RATINGS.**

A.   Indicate below the classes of credit ratings for which the Applicant/NRSRO is applying to be registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class as of the date of this application for which the Applicant/NRSRO has an outstanding credit rating and the approximate date the Applicant/NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

Class of credit ratings	Applying for registration	Approximate number currently outstanding	Approximate date issuance commenced
financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))	☐		
i**nsurance companies as that term is defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))**	☐		
corporate issuers	☐		
issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)	☐		
issuers of government securities as that term is defined in section 3(a)(42) of the Exchange Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities	☐		

B. Briefly describe how the Applicant/NRSRO makes the credit ratings in the classes indicated in Item 6A readily accessible for free or for a reasonable fee (See Instructions):

_____

_____

_____

C. Check the applicable box and attach certifications from qualified institutional buyers, if required (See Instructions):

☐ The Applicant/NRSRO is attaching _____ certifications from qualified institutional buyers to this application. Each is marked "Certification from Qualified Institutional Buyer."

☐ The Applicant/NRSRO is exempt from the requirement to file certifications from qualified institutional buyers pursuant to section 15E(a)(1)(D) of the Exchange Act.

Note: You are not required to make a Certification from a Qualified Institutional Buyer filed with this Form NRSRO publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep these certifications confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the certifications confidential upon request to the extent permitted by law.

7. DO NOT COMPLETE ITEM 7 IF THIS IS AN INITIAL APPLICATION.

A. Indicate below the classes of credit ratings for which the NRSRO is currently registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class for which the NRSRO had an outstanding credit rating as of the most recent calendar year end and the approximate date the NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

Class of credit rating	Currently registered	Approximate number outstanding as of the most recent calendar year end	Approximate date issuance commenced
financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))	☐		
i**nsurance companies as that term is defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))**	☐		
corporate issuers	☐		
issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)	☐		
issuers of government securities as that term is defined in section 3(a)(42) of the Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities	☑	347	2008

B. Briefly describe how the NRSRO makes the credit ratings in the classes indicated in Item 7A readily accessible for free or for a reasonable fee (See Instructions):

Credit ratings in the classes indicated in item 7A are readily accessible for free at

http://www.hrratings.com

---

8. Answer each question. Provide information that relates to a "Yes" answer on a Disclosure Reporting Page (NRSRO) and submit the Disclosure Reporting Page with this Form NRSRO (See Instructions). You are not required to make any disclosure reporting pages submitted with this Form publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep any disclosure reporting pages confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the disclosure reporting pages confidential upon request to the extent permitted by law.

	YES	NO
A. Has the Applicant/NRSRO or any person within the Applicant/NRSRO committed or omitted any act, or been subject to an order or finding, enumerated in subparagraphs (A), (D), (E), (G), or (H) of section 15(b)(4) of the Securities Exchange Act of 1934, been convicted of any offense specified in section 15(b)(4)(B) of the Securities Exchange Act of 1934, or been enjoined from any action, conduct, or practice specified in section 15(b)(4)(C) of the Securities Exchange Act of 1934 in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter?	○	◉
B. Has the Applicant/NRSRO or any person within the Applicant/NRSRO been convicted of any crime that is punishable by imprisonment for 1 or more years, and that is not described in section 15(b)(4) of the Securities Exchange Act of 1934, or been convicted of a substantially equivalent crime by a foreign court of competent jurisdiction in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter?	○	◉
C. Is any person within the Applicant/NRSRO subject to any order of the Commission barring or suspending the right of the person to be associated with an NRSRO?	○	◉

9. Exhibits (See Instructions).

Exhibit 1. Credit ratings performance measurement statistics.

☑   Exhibit 1 is attached and made a part of this Form NRSRO.

Exhibit 2. A description of the procedures and methodologies used in determining credit ratings.

☐   Exhibit 2 is attached and made a part of Form NRSRO.

Exhibit 3. Policies or procedures adopted and implemented to prevent the misuse of material, nonpublic information.

☑   Exhibit 3 is attached and made a part of this Form NRSRO.

Exhibit 4. Organizational structure.

☑   Exhibit 4 is attached to and made a part of this Form NRSRO.

Exhibit 5. The code of ethics or a statement of the reasons why a code of ethics is not in effect.

☑   Exhibit 5 is attached to and made a part of this Form NRSRO.

Exhibit 6. Identification of conflicts of interests relating to the issuance of credit ratings.

☑   Exhibit 6 is attached to and made a part of this Form NRSRO.

Exhibit 7. Policies and procedures to address and manage conflicts of interest.

☑   Exhibit 7 is attached to and made a part of this Form NRSRO.

Exhibit 8. Certain information regarding the credit rating agency's credit analysts and credit analyst supervisors.

☑   Exhibit 8 is attached to and made a part of this Form NRSRO.

Exhibit 9. Certain information regarding the credit rating agency's designated compliance officer.

☐   Exhibit 9 is attached to and made a part of this Form NRSRO.

Exhibit 10. A list of the largest users of credit rating services by the amount of net revenue earned from the user during the fiscal year ending immediately before the date of the initial application.

☐   Exhibit 10 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 11. Audited financial statements for each of the three fiscal or calendar years ending immediately before the date of the initial application.

☐   Exhibit 11 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 12. Information regarding revenues for the fiscal or calendar year ending immediately before the date of the initial application.

☐   Exhibit 12 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 13. The total and median annual compensation of credit analysts.

☐   Exhibit 13 is attached and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

List of Material changes to the application for registration as an NRSRO that occurred during 2015

1. Methodologies and procedures used in determining credit ratings (Exhibit 2)

During 2015 the following Methodologies were included to Exhibit 2:

- Charter Schools Credit Risk Evaluation, dated February 13, 2015. Included in NRSRO Form of April 17, 2015.
- General Methodological Criteria, dated February 13, 2015. Included in NRSRO Form of April 17, 2015.
- Unsecured debt ratings for Mexican municipalities. Methodology addendum, dated July 31, 2015. Included in NRSRO Form of September 30, 2015.
- General Methodological Criteria, dated September 17, 2015. Included in NRSRO Form of November 5, 2015.
- Rating for debt backed by revenue from the operation of highways, tunnels and bridges dated November 6, 2015. Included in NRSRO Form of December 21, 2015.
- Charter Schools Credit Risk Evaluation. Included in NRSRO Form of December 18, 2015.

The procedure for determining credit ratings, contained in exhibit 2, was updated to reflect the amendments made to the Operations Manual on February 2015, to establish better practices in the operation of the Analysis Committee, such as:

- The lead Analyst must confirm with the client by email that the people indicated as contacts for sending and receiving information when the service level agreement is signed remain the same and this list must be kept up-to-date on the Company's internal electronic system.
- Whenever possible, the client should be informed of the rating determined by the Analysis Committee the same day as the rating is determined.
- When the rating takes into account influential ratings assigned by another ratings agency, the analysis team must monitor these influential ratings on a weekly basis. For the purposes of the above, each area of the Analysis Office must update the datasheet corresponding to the information on the influential rating in question on the last working day of each week at the latest.
- As applicable, a datasheet containing information on the influential rating and updated on the day of the Committee meeting shall form part of the Analysis Committee package.
- The Officer responsible for Analysis must have at least 3 years' experience.
- When dealing with clients or operations that are significantly different to those usually rated or with exotic or special organizations, issues or instruments, the Chief Operating Officer, together with the Chief Credit Officer and the Chief Risk Officer, must analyze the feasibility of the Company being able to perform the corresponding analysis. To do so, they must analyze whether there is sufficient capacity, access to the necessary information and sufficient resources to carry out this kind of rating.
- A review of methodology shall be carried out when practice requires specifying the suitability of processes and terms set forth in any ratings methodology.
- Once a methodology or criterion has been published, the Chief Operating Officer

shall inform the analysis area of the modifications performed on the same day as they are published.

- HR Ratings may publish a rating or modification to a rating without informing the client beforehand, when there is a relevant event that directly affects the rating and that market investors must be made aware of immediately, due to the possible risks that said investors could face.
- It has been specified in the manuals that the only ratings that cannot be held as private are those regarding issues.

2.   Description of changes in senior management (Exhibit 4).

During 2015, the following changes in senior management positions were effected:

a)   On December 9, 2014, the Board of Directors approved the following changes:

Approved the following positions, with effects on January 1, 2015:

- José Fernando Montes de Oca Gatica as Chief Executive Officer, who at that time was still holding the position of Chief Operating Officer.
- Pedro Latapí Angellini as Chief Operating Officer, who at that moment was still holding the position of Deputy Chief Operating Officer.
- María Fernanda Guzmán del Valle as Vice-president of Human Resources.
- Betsua Alfaro González as Vice-president of Administration.
- Fernando Sandoval Oseguera as Vice-president of Financial Institutions /ABS, who at that time was holding the position of Associate Financial Institutions.

Likewise approved the elimination of the following positions, with effects until January 1, 2015:

- Deputy CEO, which was held by José Anibal Habeica Villanueva.
- Deputy Chief Operating Officer.

b)   On May 1st, 2015, Rafael Colado Ibarreche joined HR Ratings as VP of Compliance. The Board ratified Rafael Colado's appointment on July 8, 2015.

c)   On July 27, 2015, Francisco Valle Montaño joined HR Ratings as Business Development Director. The Board ratified Francisco Valle's appointment on September 24, 2015.

3. Code of Conduct (Exhibit 5).

- A new paragraph was included to Section VIII. "Technical quality and upstanding character", of the Code of Conduct, to establish that the Risk Officer, will conduct at least once a year, evaluations to determine the knowledge of the analysts in terms of the procedures and rating methodologies of the Company they use to determine ratings, in the classes or sub-classes of credit ratings in which each analyst participates.

- A new paragraph was added to Section II. "General Principles" of the Code of Conduct, in order to establish that The Compliance Department will conduct, at least once a year, evaluations of HR Ratings employees to verify the knowledge of said employees with regards to the Company rules and the regulations applicable to HR Ratings as a credit rating agency. Even though these evaluations have been conducted since 2013, there was not evidence of this practice in the internal regulation.

- A new paragraph was included to Section VIII. "Technical quality and upstanding character", of the Code of Conduct, to establish that the Senior Analyst on the rating process for an entity, issuer, or transaction must have at least three years experience in credit analysis.

- A new quality was added in Appendix 7 of the Code of Conduct "Technical Quality" to establish that the Officer responsible for Analysis must have at least 3 years' experience.

  Likewise, the following new qualities were introduced to the junior Analysts:
  - Knowledge and understanding of the methodologies, given the type of ratings in which they participate.
  - Necessary knowledge to evaluate and effectively process relevant information related to the credit quality of an entity or issuer (Qualitative analysis)
  - Experience or knowledge needed to understand the models and inputs contained in the models that are part of the methodologies (Quantitative analysis)
  - Understanding of factors such as: geographic localization, sector, industry, and regulatory framework for the ratings in which they participate.

- An existing paragraph was amended in Section III. "Quality in the provision of rating services", of the Code of Conduct, to add that the transition matrices, which are published on the HR webpage, must be made available to anyone who requests them in writing.

- It was incorporated a new paragraph in Section VI.1 "Transparency" of the Code of Conduct, to establish that HR will publish the following information on its website free of charge and non-selectively: Comments received from the market, in general, through the HR Ratings website, regarding draft methodologies or their modifications, and also those received related to a current methodology.

- It was detailed in the Code of Conduct, Section III. "Quality in the provision of rating services", that when dealing with clients or operations that are significantly different to those usually rated or with exotic or special organizations, issues or instruments, the Chief Operating Officer, together with the Chief Credit Officer and the Chief Risk Officer, must analyze the feasibility of the Company being able to perform the corresponding analysis. To do so, they must analyze whether there is sufficient capacity, access to the necessary information and sufficient resources to carry out this kind of rating.

- A new paragraph was incorporated to section XII. "Sanctions applicable" of the Code of Conduct, to establish that the Compliance Officer will ensure the offender fully understands the rule violated and the seriousness their conduct represents for the Company, in order to avoid future recurrences.

Operations with Securities

A new definition of operations with securities was included in the Code of Conduct.

- Operations with Securities are those performed with:
  a) Securities listed in the National Securities Register (RNV for its initials in Spanish).
  b) Depositary receipts commonly referred to as "American Depositary Receipts" (ADRs) or similar instruments in foreign markets that represent the Securities listed in the RNV, or instruments that are analogous or similar to the above.
  c) Derivative financial instruments, provided that they have Securities listed in the RNV as an underlying asset.
  d) Bank securities representing a debt with a term equal to or less than one year payable by a Credit Institution.
  e) Operations performed with the following are not Operations with Securities:
  f) Investment fund shares.
  g) Securities issued by the federal government.
  h) Index-linked fiduciary stock exchange certificates.
  i) Securities that refer to a share or price index group or basket.

- The following people are prohibited from performing or holding Operations with Securities regarding any organization or issuing company that is an HR client:
  - HR Ratings.
  - Analysts who participate in the ratings procedure of the organization or issuing company.
  - Members of the Analysis Committee that participates in rating the organization or issuing company.
  - People who have access to privileged information due to their position.

- All new employees and new Board Members must present a statement of Securities Operations that they directly or indirectly hold with any <u>organization or issuing company rated by HR</u>, as well as those of their spouses, partners or children who are minors, when joining the company or appointed to the board through the "*Securities Operations Report*" from the Code of Conduct (Annex 2).

- Moreover, all Company Board Members, directors and employees who carry out Securities Operations with an organization or company rated by HR must inform the Head Compliance Officer of said situation within a period of 10 working days following execution of the Operation in question.

Use of Privileged Information

- A definition of Privileged Information was include to the Code of Conduct: "*Any relevant event that has not been disclosed to the public by any issuing company through the stock market that could influence the price of securities listed in the RNV is privileged information*".
- HR Ratings board members, directors and employees are strictly prohibited from:

a) Obtaining any benefit derived from any Securities Operation due to the use of privileged information obtained from having participated in the rating procedure of those securities or performance of their duties.

b) Providing or sending privileged information to other people.

c) Issuing recommendations on any kind of securities issued by an issuing company or negotiable instruments representing these whose listing or price may be influenced by the use of privileged information.

d) The Compliance Office shall be the area in charge of following up on policies in the area of operations with securities and use of privileged information. Misuse of privileged information shall be deemed a severe breach that shall be penalized under the terms of the criteria set forth in Annex 12 of the Code of Conduct.

Conflicts of Interest

The following policies were included to the Code of Conduct to avoid and manage conflicts of interest:

- The steps for resolving possible conflicts of interest shall be decided by the Chief Compliance Officer, together with the Chief Executive Officer and the Chief Risk Officer.
- Before each Analysis Committee meeting is held, the members of the Committee must certify through HTRON that they have no conflict of interest regarding the organization, issuing company or operation whose rating shall be submitted to a vote of the Committee. The system shall send notification to the Head Compliance Officer, in the event that it reports a conflict of interest.
- The Chief Risk Officer shall randomly check that people who have participated in Analysis Committee meetings have certified the lack of any conflict of interest to hear the matters discussed at sessions they were present for as part of the audits of compliance with ratings methodologies and procedures.
- People who are influenced by sales or market considerations may not participate in the Analysis Committee.

Look Back Review (in the event of an analyst or analytics director leaving)

- It was specified in the Code of Conduct, Section VII.2.7.2 "Look-Back Review of former employees", that if during the look back review conducted by the Chief Risk Officer, there are elements that suggest the existence of a conflict of interest, that motivate a re-rating process, the rating change or rating confirmation, as applicable, must be published within 15 calendar days following the date on which it was detected that the rating could have been influenced by a conflict of interest.

- Likewise, a new paragraph was included to state that if the rating change or confirmation is not published within the 15-day period, a press release shall be published indicating that the rating is under review or observation, as evidence has been found that the rating could have been influenced by a conflict of interest.

Complaints

The following policies were included to the Code of Conduct to avoid and manage conflicts of interest:

- The person in charge of receiving complaints is the Head Compliance Officer, rather than the Chief Credit Officer.

- HR employees who receive any complaints from third parties by any medium, whether oral or written, must send said complaint to the Head Compliance Officer by email with a copy to the Chief Credit, Risk and Operating Officers.

- Moreover, HR Ratings employees must inform the Head Compliance Officer by email when they become aware of any complaint about the Company or its employees mentioned in any newspaper, news program or any another mass communications media.

- All complaints will be documented in a follow-up log on the HTRON, together with the attention given, both externally and internally.

Penalties

The following policies were included to the Code of Conduct to avoid and manage conflicts of interest:

- Penalties are imposed by the Head Compliance Officer. <u>In the event of serious violations of the internal regulations, penalties shall be imposed by the Compliance Office and the Risk Office, having previously heard the opinion of independent board members</u>.

- Penalties shall be applied taking into account the "Criteria for Determining the Severity of Breaches or Violations of the Regulations" approved by the Board of Directors.

- When the Head Compliance Officer detects breaches or serious violations of HR Ratings guidelines, policies and control mechanisms that he or she believes could be violations of the Securities Market Law, he or she must inform the CNBV of said acts within two business days following on which he or she became aware of said violations.

4. Policies to address and Manage Conflicts of Interest (Exhibit 7)

The following measures to manage conflicts of interest were included in Exhibit 7:

- A 10 business day period was established to notify the Compliance Officer once a Board member or employee has operated a securities transaction with any company rated by HR Ratings. This nothwithstanding, all Company employees and board members must complit the "Securities Operations Report" every six months.

- Regarding the post employment follow-up, it was included that the Administrative and Human Resources Department will make every effort to ascertain the future employment of management and employees that have participated in ratings actions. To this effect, a search will be conducted each month through google, LinkedIn, Facebook, and other search media, maintaining a monitoring log for this purpose.

- With regards to the look back review process, it was incorporated that in the event that a detected possible conflict of interest motivates a re-ratings process, HR HR Ratings will publish the change of rating or the confirmation of the rating, accordingly, within fifteen calendar days following the date on which it was found that the rating could have been influenced by a conflict of interest.
- If the change of rating or the confirmation of the rating is not published within the time indicated in the previous paragraph, HR Ratings will publish a press release indicating that the rating is under review or observation, as evidence was found that the rating could have been influenced by a conflict of interest.

- The following policies were included in the section "Sanctions applicable":

  - The Compliance Officer, together with the Company CEO and the Risk Officer, will determine the measures to resolve possible conflicts of interest.
  - The sanctions will be applied taking into consideration the *"Criteria for determining the* severity *of faults or violations of Company rules"* approved by the HR Ratings Board of Directors, in the terms of what is stated in HR Ratings Code of Conduct.
  - The Compliance Officer, together with the Risk Officer, will impose the sanctions for serious violations of the Company rules, on hearing the opinion of the independent members of the Board of Directors.
  - In this case, the alleged offender may challenge the sanction imposed before the independent members of the Board of Directors within 10 business days of receiving notice of the sanction.

5. **Exhibit 8. Credit Analysis and Supervisor Information.**

- It was specified in Exhibit 8, regarding the "Technical quality and upstanding character", that the Senior Analyst on the rating process for an entity, issuer, or transaction must have at least three years experience in credit analysis.

- Likewise, the following new qualities were introduced to the junior Analysts:

  - Knowledge and understanding of the methodologies, given the type of ratings in which they participate.
  - Necessary knowledge to evaluate and effectively process relevant information related to the credit quality of an entity or issuer (Qualitative analysis)
  - Experience or knowledge needed to understand the models and inputs contained in the models that are part of the methodologies (Quantitative analysis)
  - Understanding of factors such as: geographic localization, sector, industry, and regulatory framework for the ratings in which they participate.